July 22, 2005

VIA REGULAR US MAIL
AND AS FILED ON EDGAR

Division of Corporation Finance
Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Mail Stop:        6010

Attention:        Jim B. Rosenberg

Re:               LitFunding Corp.
                  Form 10-KSB for the fiscal year ended December 31, 2004 Filed March 21, 2005
                  File No. 0-49679

Dear Mr. Rosenberg:

On behalf of LitFunding Corp., a Nevada corporation ("we" or the "Company"), please be informed that the undersigned has received and read your letter dated July 5, 2005, regarding the Company's Form 10-KSB ("Form 10-KSB") filed with the Securities and Exchange Commission ("Commission") on March 21, 2005.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

                                              Securities and Exchange Commission
                                                           Mr. Jim B. Rosenberg
                                                                   July 22, 2005
                                                                          Page 2



CONSOLIDATED FINANCIAL STATEMENTS, PAGE 16
-------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003, PAGE 22
------------------

3.  Bankruptcy Petition and Reorganization, page 27  Amendment No. 2 Form SB-2

Comment No. 1:
--------------

Please note the attached letter from our bankruptcy counsel regarding the legal basis for the transfer of the obligations and the related transfer of assets.

We believe that through the order stipulated by the bankruptcy court, the arrangement with the creditors meets the criteria in paragraphs 16 a) and 16 b) of SFAS No. 140. Please note that the IEP distribution agent has taken possession of the contingent advance contracts, enforces the contracts, and collects and distributes the funds to the creditors. The Company has no back-end interest in the contracts. This transfer of control effectively relieves us of our obligations to the IEP Claimants as stipulated in the bankruptcy plan.

The original IEP Claim of $26,700,000 was initially recorded as a liability because this was the amount of the total potential claim granted the IEP Claimants under the bankruptcy plan. However, the amount ultimately payable to the creditors holding this claim, with the exception of a $1.5 million dollar note, was limited to the amount actually collected from a defined pool of contingent advance contracts. As a part of the stipulation entered into with the IEP Claimants, the $1.5 million dollar recourse obligation was waived, leaving only a nonrecourse claim. Since the IEP Claimants now have complete control over the contract pool from which their claim will be paid, and since the claim itself is now completely nonrecourse, it was management's assessment that the asset had been transferred and the liability extinguished.

Comment No. 2:
-------------

As noted above, the attached correspondence from our bankruptcy counsel and the stipulation from the bankruptcy court reflecting the December 2004, agreement between us and the IEP claimants, provides evidence that the obligations have been relieved and the assets have been transferred. The bankruptcy court stipulation prescribes the method of transfer of control of the Contract Pool. Specifically, par. 2.1 of that stipulation states that the agent has complete control of the Contract Pool with certain requirements to provide payments to other bankruptcy creditors depending on the volume of cash collections. We believe that this agreement meets the criteria outlined in paragraphs 9a), 9b) and 9c) of SFAS No. 140.

The Company herewith also acknowledges the following:

   o that it is responsible for the adequacy and accuracy of the disclosure in the filings
   o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action in regard to the filing; and
   o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                                              Securities and Exchange Commission
                                                            Mr. Jim B. Rosenberg
                                                                   July 22, 2005
                                                                          Page 3




Hopefully, this response letter adequately addresses the issues raised in your comment letter dated July 5, 2005. Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned at 702.317.1610. Your assistance in this matter is greatly appreciated. Thank you.




Sincerely,




LITFUNDING CORP.

/s/ Morton Reed
Morton Reed, President
Enclosure



--------------------------------------------------------------------------------




==========================
                                    Paul J. Couchot             Sean A. OKeefe
        WINTHROP                    Richard H. Golubow          Robert E. Opera
        COUCHOT                     Garrick Hollander           William J. Wall
Professional Corporation            Peter W. Lianides           Marc J. Winthrop

==========================
    660 Newport Center Drive, Ste. 400 o Newport Beach o California o 92660
                  o Tel: (949) 720-4100 o Fax: (949) 720-4111
--------------------------------------------------------------------------------





                                  July 6, 2005

VIA FAX
Mr. Donald Abbot
Senior Staff Accountant
Securities & Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549-8010

RE: LITFUNDING CORP/RELY TO LETTER OF JULY 5, 2005

Dear Mr. Abbot:

I am a partner with Winthrop Couchot, P.C. I represented Litfunding Corp., a Nevada corporation, and its wholly owned subsidiary, California Litfunding, a Nevada corporation (together the "Litfunding Companies") in their joint Chapter 11 proceeding. Since the facts that bear upon the issues raised in your letter of July 5, 2005 (the "Inquiry Letter") occurred within the Chapter 11 proceeding, and since these facts were set forth in a court order, the Litfunding Companies have requested that I provide a response to your office.

Attached hereto is a stipulation that was approved by the United States Bankruptcy Court in the Litfunding Companies' Chapter 11 proceeding (the "Stipulation"). The facts relative to the Stipulation can be summarized as follows. Prior to the initiation of their Chapter 11 proceeding, the Litfunding Companies advanced approximately $19.0 million dollars to lawyers and law firms, and in some instances plaintiffs, pursuant to "Settlement Agreements". Pursuant to the terms of these Settlement Agreements, the law firms/lawyers (or plaintiffs) agreed to use these funds to pay the costs associated with the pursuit of an identified lawsuit. The parties that received these funds further agreed that if funds were collected on account of the funded lawsuits, the funds advanced would be repaid, plus a fee, out of the funds collected from the lawsuits.

After the Litfunding Companies filed Chapter 11, a group of creditors (the "IEP Claimants") who held the largest body of claims demanded that the Litfunding Companies plan of reorganization incorporate an involved collection system. Pursuant to this collection system, substantially all funds collected from all outstanding settlement agreements (the "Contract Pool") would be turned over to the IEP Claimants, and applied against the balance owed on a $26.0 million dollar promissory note made by the Litfunding Companies in favor of the IEP Claimants as part of the Plan (the "IEP Plan Note"). By its terms the IEP Plan Note was recourse only to the collections from the Contract Pool.

The Plan further provided that the Litfunding Companies would execute a second recourse note in favor of the IEP Claimants, in the amount of $1.5 million dollars (the "Administrative Note"). This latter sum reflected the overhead charge that the Litfunding Companies were authorized to deduct from collections generated from the Contract Pool over a period of approximately one year. If the IEP Plan Note was paid off, the Administrative Note obligation would be waived, and all future collections from the Contract Pool would be retained by the Litfunding Companies. The Plan was confirmed by an order of the United States Bankruptcy Court in June of 2004.

In December of 2004, six months after the Plan was confirmed, the IEP Claimants and the Litfunding Companies entered into an agreement regarding the turnover of control over Contract Pool. This agreement was set forth in the Stipulation between Reorganized Debtor and IEP Claimants (Class 6) re Appointment of Agent to Control Collection of Receivables (the "Stipulation") attached hereto. In summary the Stipulation provided that the IEP Claimants would waive the obligations in the IEP Plan Note and in the Administrative Note. In consideration for this waiver, an agent appointed by the IEP Claimant would take complete control over the Contract Pool, and in particular the collection of all funds due under the terms of these contracts, and such agent would distribute the funds to the IEP Claimants. The Stipulation further provided that the Litfunding Companies would waive their "back end" interest in the Contract Pool.

The net effect of the provisions in the Stipulation was the following. The liabilities provided for in the IEP Plan Note and in the Administrative Note were removed from the Litfunding Companies balance sheet. Together these liabilities were approximately $27.0 million dollars. At the same time, the Litfunding Companies "back end" interest in all collections from the Contract Pool was waived, removing this "asset" from the Litfunding Companies balance sheet.

Whether the factual picture recited above falls within the particular accounting regulations cited in the Inquiry Letter is an issue for the accounting professionals. This letter was merely intended to explain the factual basis underlying the characterizations that appear in the 10-k.



                                    Sincerely,
                                    Sean A. OKeefe
                                    /s/ Sean A. O'Keefe

================================================================================



                                                 FILED
                                                 JAN 7 2005
                                                 CLERK U.S. BANKRUPTCY COURT
                                                 CENTRAL DISTRICT OF CALIFORNIA



                                                 ENTERED
                                                 JAN 10 2005
                                                 CLERK U.S. BANKRUPTCY COURT
                                                 CENTRAL DISTRICT OF CALIFORNIA




                         UNITED STATES BANKRUPTCY COURT
                         CENTRAL DISTRICT OF CALIFORNIA
                              Los Angeles Division


In re                                                       CASE NO. LA 03-19005 ES, SUBSTANTIVELY CONSOLIDATED
                                                            WITH CASE NO. LA 04-11622 ES
LITFUNDING CORPORATION,
a Nevada corporation; CALIFORNIA LITFUNDING, a Nevada       CHAPTER 11 PROCEEDING
corporation

                                                            STIPULATION BETWEEN REORGANIZED DEBTOR
Debtor and                                                  CLAIMANTS (Class 6) RE APPOINTMENT OF AGENT TO CONTROL
Debtor-in-Possession                                        COLLECTION OF RECEIVABLES DUE
-----------------------------------------------------------


         California Litfunding, a Nevada corporation ("California Litfunding"), and Litfunding Corp., a Nevada corporation("Litfunding Corp") (together the "Litfunding Companies"), and the IEP Claimants (the "IEP Claimants"), as that term is defined in the Litfunding Companies' Second Amended Joint Chapter 11 Plan of Reorganization (the "Plan"), hereby stipulate and agree as provided herein.
                                        I

                                    RECITALS

A. On June 17, 2004, an order was entered confirming the Plan.

B. The IEP Claimants comprise Class 6 under the terms of the Plan.

C. The IEP Claimants provided substantially all of the funds advanced pursuant to the terms of the Settlement Agreements that comprise the Contract Pool, and consequently have a material interest therein.

D. Pursuant to the terms of the Plan, the Allowed Claims held by the IEP Claimants were incorporated into a single promissory note called the IEP Plan Note, and the obligations provided for in the IEP Plan Note are secured by a first priority lien on all of the Settlement Agreements within the Contract Pool.

E. Pursuant to the terms of the Plan, the Litfunding Companies are responsible for administration of the Contract Pool, collection of all payments made pursuant to the Settlement Agreements therein, and the distribution of these proceeds in accordance with the terms of the Plan. The Plan also provides that the Bankruptcy Court shall retain jurisdiction concerning the implementation of the Plan and for all actions concerning the Settlement Agreements.

F. Pursuant to the Plan, (i) the Litfunding Companies have the option to voluntarily transfer the control and collection of the Contract Pool and the Settlement Agreements to the IEP Distribution Agent for the benefit of the IEP Claimants, and (ii) the IEP Claimants can, under certain circumstances, seek an order of the United States Bankruptcy Court transferring the control and collection of the Contract Pool and the Settlement Agreements to the IEP Distribution Agent or other competent party for the benefit of the IEP Claimants. The Litfunding Companies and the IEP Claimants desire to allow the IEP Claimants' agent, as named herein, to take control over the administration of the Contract Pool, and to have full authority over the enforcement of the obligations set forth in the Settlement Agreements that comprise the Contract Pool.

G. By and through the instant Stipulation, the Litfunding Companies have agreed that from and after January 1, 2005, the agent appointed herein by the IEP Claimants will have complete and exclusive authority over the administration of the Contract Pool, and the enforcement of all contractual rights in the Settlement Agreements therein, subject to the terms and conditions set forth in this Stipulation.

                                       II

                                   STIPULATION

         WHEREFORE, the IEP Claimants and the Litfunding Companies, through their counsel of record, hereby stipulate and agree as follows:

         2.1. Transfer of Authority Over Contract Pool. Effective as of January 1, 2005 (the "Effective Date"), Richard A. Schwartz, the IEP Claimants duly appointed agent (the "Contract Agent") shall have exclusive authority to exercise any and all rights and remedies relating to the Settlement Agreements within the Contract Pool heretofore vested in the Litfunding Companies. Pursuant to this exclusive agency, the Contract Agent shall have complete and exclusive authority to act in the legal stead of the Litfunding Companies in all matters relating to the Settlement Agreements and to commence, in the name of the Litfunding Companies, any legal actions concerning or relating to the Settlement Agreements. Such rights and powers include, but are not limited to, the right to initiate legal actions to enforce the provisions of such contracts, to receive all funds payable thereon, and to enter into waiver and modification agreements relating to such contracts. Additionally, the Contract Agent shall be subject to, and may take action pursuant to, the Bankruptcy Court's jurisdiction as set forth in the Plan. However, the Contract Agent's rights shall be subject to the following limitations:

                   A. Concentration Account. All funds collected from the Contract Pool shall continue to be deposited into a concentration account designated by the Contract Agent, and the Contract Agent or his designee, shall be the sole signatory thereon (the "New Concentration Account");

                   B. Unsecured Creditors Allocation. The Contract Agent shall continue to remit to the Litfunding Companies the Unsecured Creditors Allocation, as that term is defined in the Plan, from the funds deposited into the New Concentration Account. This amount shall be wired to a segregated account designated by the Litfunding Companies. All deposits into this account shall be held by the Litfunding Companies in trust for the Class 5 claimants under the Plan, and shall be disbursed to them as required under the Plan; and

                   C. Excess Collections. If the IEP Plan Note is fully retired by the collections from the Contract Pool, control over the Contract Pool shall be re-assigned to California Litfunding (the "Reversion Right").

         2.2. Transition Assistance. Vera Stein or, in her absence, the individual employed by the Litfunding Companies who is most familiar with the Contract Pool shall work with the Contract Agent, or his/her designated representatives, for sixty (60) days to insure that the Contract Agent fully understands the status of all outstanding cases, and understands the collection systems and procedures previously employed by the Litfunding Companies with respect to the Contract Pool. In addition, Morton Reed, the Chief Executive Officer of the Litfunding Companies, and David Cohen, the Chief Financial Officer of California Litfunding, shall make themselves available to answer inquiries and to otherwise provide reasonable assistance to the Contract Agent relating to the administration of the Contract Pool, for up to five (5) hours per week (in the aggregate for both officers), for the first four (4) weeks after the Effective Date. During the following six (6) months, these two officers shall make themselves available to answer inquiries and to otherwise provide reasonable assistance to the Contract Agent relating to the administration of the Contract Pool for up to four (4) hours per week (in the aggregate for both officers).

         2.3. Transition Procedures. The following procedures shall be followed in order to effectuate a smooth transition between the Contract Agent and the Litfunding Companies:

                  A. File Transfer. The Litfunding Companies shall deliver to the Contract Agent all of the original records and files, including, by way of example only, underwriting files and documents, contracts with attorneys and plaintiffs, correspondence and communications to or from the Litfunding Companies' customers, i.e., attorneys and plaintiffs, and insurance companies involved in the various cases funded by the Litfunding Companies, cash flow charts and projections, lists of all attorneys who are the Litfunding Companies' customers, lists and compilations of all cases/attorneys funded by the Litfunding Companies, lists and compilations of all cases funded by the Litfunding Companies which have been resolved, lists and compilations of all cases funded by the Litfunding Companies where the Litfunding Companies have allowed or accepted a "discounted" payoff, and all "form" letters and other documents created by the Litfunding Companies for communicating with its customers, i.e., attorneys and plaintiffs, and/or to facilitate collections, including the delivery of all electronic records, documents and files in an electronic format of all of the foregoing, relating to the Settlement Agreements as soon as possible, but in no event later than December 20, 2004. The Litfunding Companies shall make, at its own expense, one copy of all such records and files for their own retention, and another copy, at the Contract Agent's expense, for the Contract Agent. Concurrent with the delivery of the files and documents, the Litfunding Companies shall provide the Contract Agent an Officers' Certificate from each of the Litfunding Companies certifying that the Litfunding Companies have turned over to the Contract Agent every single document and record, electronic or otherwise, in the files relating to the Settlement Agreements within the Contract Pool; and

                  B. Notification To Obligors. On or before December 20, 2004, the Litfunding Companies shall send written notice to all parties subject to the Settlement Agreements notifying them of (i) the transfer of control of the Contract Pool and Settlement Agreements to the Contract Agent, (ii) the assignment of all of the Litfunding Companies' legal rights concerning the Contract Pool and the Settlement Agreements to the Contract Agent, and (iii) that all payments due under the Settlement Agreements are now immediately payable to the Contract Agent.

         2.4 Prospective Collection Work Relating To Contract Pool. As of this writing, all of legal work associated with the enforcement of the Settlement Agreements has been performed by Sean A. OKeefe of Winthrop Couchot, P.C. ("Winthrop Couchot"). All active litigation on these matters is pending in the United States Bankruptcy Court. Mr. OKeefe performs other legal work for the Litfunding Companies, and they intend to continue using his legal services in the near term. However, if the Contract Agent so desires, the Litfunding Companies will waive any conflict required to allow Mr. OKeefe and Winthrop Couchot, to continue performing this work for the Contract Agent relating to the enforcement of the Settlement Agreements.

         Mr. OKeefe has indicated that he and his firm would be willing to continue to perform this work if the Contract Agent desires to employ them to perform these services. However, if the Contract Agent desires to employ the services of Winthrop Couchot, the Contract Agent will have to enter into a separate retainer arrangement with Winthrop Couchot, and the Contract Agent would be responsible for all fees and costs incurred by him after December 31, 2004. To the extent any conflict arose relating to Mr. OKeefe's representation of the Contract Agent, and his representation of the Litfunding Companies, Mr. OKeefe would be authorized to withdraw as counsel to the Contract Agent, and to continue with his services to the Litfunding Companies. Moreover, the Contract Agent would agree to waive any right to assert that a conflict existed under these circumstances barring Mr. OKeefe/Winthrop Couchot from representing the Litfunding Companies.

         If the Contract Agent elects to employ new counsel to represent the Contract Agent in the place and stead of Sean A. OKeefe and Winthrop Couchot, Mr. OKeefe shall provide incoming counsel all reasonable transition assistance necessary to facilitate this substitution.

         2.5 Accounting Procedures. The Litfunding Companies shall account for all collections received from the Contract Pool through December 31, 2004, and shall provide the Contract Agent a copy of all records relating to these collections. After December 31, 2004, the Contract Agent will be responsible for retaining all necessary accounting records relating to the Contract Pool. At the end of each calendar year, the Contract Agent will provide California Litfunding a copy of this accounting so that it can complete its tax returns.

         2.6 Turnover of Funds. All funds in the Concentration Account, as that term is defined in the Plan, as of December 31, 2004 shall be turned over to the Contract Agent, and deposited into the New Concentration Account. All collections and proceeds from the Contract Pool and/or the Settlement Agreements received by the Litfunding Companies after December 31, 2004 shall be held in trust for the IEP Claimants and turned over in kind and delivered to the Contract Agent by overnight courier within three (3) business days of the Litfunding Companies receipt of such collections and/or proceeds. Additionally, within one business day after the Litfunding Companies receipt, after December 31, 2004, of collections and/or proceeds from the Contract Pool and/or the Settlement Agreements, the Litfunding Companies shall advise the Contract Agent, in writing, of the Litfunding Companies receipt of such collections and/or proceeds, including, the amount received and the payor; and

         2.7 Right to Transfer The Contract Pool. If the Contract Agent so desires, and the IEP Claimants consent, the Contract Agent may transfer all right, title and interest in the Contract Pool to a new entity. The entity would then "own" the Contract Pool. However, the new entity would still be obligated to remit to California Litfunding the Unsecured Creditor Allocation, and the Reversion Right would still be enforceable.

         2.8. Waiver of Claims Against Contract Agent. The Litfunding Companies shall waive any and all claims against the Contract Agent for actions taken as part of its agency, other than claims based upon gross negligence or intentional wrongdoing.

         2.9 Exoneration of Contingent Administrative Note. So long as the LitFunding Companies have performed as required by this Stipulation, effective as of January 1, 2005, the Contingent Administrative Note, as that term is defined in the Plan, is cancelled, and such note shall be returned to the Litfunding Companies.

         2.10 Preservation of Corporate Existence. The Litfunding Companies shall preserve their corporate existence and remain in good standing under the laws of the state of their incorporation, and under the laws of any other state in which they do business, until at least January 1, 2007, unless the Contract Agent consents to the termination of their corporate existence, or terminates his agency (and no successor is appointed) prior to this date.

         2.11 Retention of Jurisdiction. All of the Settlement Agreements within the Contract Pool constitute the property of the Litfunding Companies, and are they subject to the provisions in the Plan. Accordingly, as set forth in the Plan, jurisdiction over the enforcement of the contractual obligations under the Settlement Agreements continues to exist in the United States Bankruptcy Court, and the parties hereto stipulate and agree that unless the Contract Agent elects otherwise, future litigation relating to the enforcement of the Contract Pool and Settlement Agreements shall continue, as before, to be brought within the United States Bankruptcy Court.

         2.12 Appointment of Successor Contract Agent. The IEP Claimants may appoint a successor to the Contract Agent on ten (10) days notice to the Litfunding Companies and the successor shall have all of the rights and powers provided to the Contract Agent hereunder.

         2.13 Notices. Any notice required to be given by either party to the other shall be deemed given if in writing and actually delivered by an overnight courier of national repute or deposited in the United States mail in registered or certified form with return receipt requested, postage paid, addressed to the notified party at:





To  the Litfunding Companies:             To the Contract Agent & IEP Claimants:
----------------------------              -------------------------------------
Morton Reed, President of the             Richard A. Schwartz
Litfunding Companies                      6351 Owensmouth Avenue, Suite 100
3760 Pecos McLeod, Ste. 100               Woodland Hills, California 91367
Las Vegas, Nevada 89121
And                                       And

Sean A. OKeefe                            Stanley Tomchin
Winthrop Couchot, P.C.                    727 Lilac Drive
660 Newport Center Drive, Ste. 400        Santa Barbara, California 93108
Newport Beach, CA 92660
                                          And

                                          John A. Graham
                                          Jeffer, Mangels, Butler & Marmaro LLP
                                          1900 Avenue of the Stars, 7th Floor
                                          Los Angeles, California 90067

                                          And

                                          Craig M. Rankin
                                          Levene, Neale, Bender, Rankin & Brill
                                          1801 Avenue of the Stars, Suite 1120
                                          Los Angeles, California 90067

         2.14 Modification and Waivers. No modification or waiver of any provision in this Stipulation shall be effective unless the same shall be in writing and signed by the parties hereto, and such waiver or consent shall be effective only in the specific instance and for the purpose for which given.

         2.15 Construction. This Agreement shall be governed, and construed in accordance with the laws of the State of California, regardless of the laws that might otherwise govern under the applicable principles of conflicts of law thereof.

         2.16 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall constitute but one instrument and facsimile signatures shall be treated as and deemed to be an original.

         2.17 Successors and Assigns. All of the terms and provisions in this Stipulation shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.




Dated: November 30, 2004             Winthrop Couchot, P.C.

                                     By: /s/ Sean A. OKeefe
                                         -------------------------------
                                         Sean A. OKeefe, attorneys
                                         for the Litfunding Companies

Dated: December 2, 2004 /s/ CMR      Levene, Neal, Bender, Rankin & Brill, LLP

                                     By: /s/ Craig Rankin
                                         -------------------------------
                                         Craig Rankin, attorneys
                                         for the IEP Claimants

                                      ORDER
                                      -----


         Based upon the foregoing stipulation, and there appearing good cause therefore, it is hereby ORDERED that the foregoing stipulation is approved and implemented as an order of this Court.



DATED 1/7/05                            /s/ illegible
      ------------------------          --------------------------------
                                        United States Bankruptcy Court